METZGER & McDONALD PLLC
A PROFESSIONAL LIMITED LIABILITY COMPANY
ATTORNEYS, MEDIATORS & COUNSELORS

Steven C. Metzger	3626 N. Hall Street, Suite 800
Direct Dial 214-740-5030	Dallas, Texas 75219-5133	Facsimile 214-224-7555
smetzger@pmklaw.com	214-969-7600	214-523-3838
	www.pmklaw.com	214-969-7635

January 18, 2013

Via EDGAR

The Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Karl Hiller, Branch Chief
          Joanna Lamb, Staff Accountant

Re:
New Concept Energy, Inc. (Commission File No. 000-08187; CIK No. 0000105744) - Form 10-K
for the fiscal year ended December 31, 2011; Definitive Proxy Statement on Schedule 14A and
Response dated October 8, 2012

Ladies and Gentlemen:

On behalf of New Concept Energy, Inc., a Nevada corporation (“NCE”) this letter is being filed as correspondence uploaded on the EDGAR system on behalf of NCE in response to a letter of comment from the Staff of the Securities and Exchange Commission dated December 19, 2012. Schedule 1 annexed to this letter contains the responses to the comments of the Staff.  In each instance on such Schedule, for convenience, each comment of the Staff is repeated, followed in each instance by the applicable response to such comment or explanation.  Also included in such response, where appropriate, is a letter/page reference to the text to the applicable document or instrument referred to in the comment.

This letter is being filed under the EDGAR system in direct response to the comments of the Staff.  If you would like to discuss any item concerning the referenced matter included in this letter or Schedule 1, please do not hesitate to contact the undersigned at any time at 214-740-5030 direct or Gene S. Bertcher, President of NCE at 469-522-4238 direct.

Very truly yours,

/s/ Steven C. Metzger

Steven C. Metzger

cc:           New Concept Energy, Inc.
1603 LBJ Freeway, Suite 300
Dallas, Texas 75234
Attn: Gene S. Bertcher, President

SCHEDULE 1

Response to Comments of the Staff of
The Securities and Exchange Commission
by letter dated December 19, 2012 with respect to
Form 10-K for the fiscal year ended December 31, 2011,
Definitive Proxy Statement on Schedule 14A and
Response dated October 8, 2012
New Concept Energy, Inc.
Commission File No. 000-08187
_________________

The following information is to provide a response to comments of the Staff of the Securities and Exchange Commission rendered by letter dated December 19, 2012 with respect to Form 10-K for the fiscal year ended December 31, 2011, Definitive Proxy Statement on Schedule 14A and Response dated October 8, 2012 of New Concept Energy, Inc. (the “Company” or “NCE” or “GBR”).  For convenience, each comment of the Staff is restated below, with our response noted immediately following the comment.  Also included in such response is a letter/page reference to the text of each instrument where applicable.

Form 10-K for the Fiscal Year ended December 31, 2011

Business, page 4

Comment/Observation No. 1.    Revise your disclosure to provide your response to prior comment 2 from our letter dated September 12, 2012, and comments 2 through 4 of this letter.  Also file Attachments B and C as exhibits to your amended Form 10-K.

Response to Comment/Observation No. 1.  NCE’s Response by letter dated October 8, 2012 to prior Comment No. 2 set forth the average occupancy and lease rates per resident for NCE’s one leased retirement facility generally known as Pacific Pointe for several periods from December 2007 through June 2012.  That information certainly can be added to an amendment to NCE’s Form 10-K for the fiscal year ended December 31, 2011 (the “2011 Form 10-K”); as NCE’s Form 10-K for the current year ended December 31, 2012 will shortly be filed (i.e. within fifty days) would it not be more appropriate to abate any amendment to the 2011 Form 10-K and simply include the material in the Form 10-K for the fiscal year ended December 31, 2012 (the “2012 Form 10-K”).  We would propose that in an effort to avoid additional expense and possible confusion that the inclusion of all of the material requested herein would be more appropriate included in the 2012 Form 10-K.  We also assume that the reference to “Attachments B and C” are Attachments B (Response to prior Comment/Observation No. 5 which was a Shared Services Agreement effective December 31, 2010) and C (Response to prior Comment/Observation No. 6 which was an Estimated Reserves Report) delivered with the October 8, 2012 response letter, both of which can be filed as Exhibits to any Amendment or the 2012 Form 10-K.

Properties, page 9

Comment/Observation No. 2.   Please ensure that your disclosure revisions proposed in response to prior comment 1 address all of the requirements set forth in Subpart 1200 of Regulation S-K.

Response to Comment/Observation No. 2.  NCE believes it was prior Comment No. 3 that dealt with subpart 1200 of Regulation S-K rather than prior Comment No. 1; however, NCE believes that the added information set forth on Attachment A to prior Comment/Observation No. 3 does include all of the requirements set forth in Subpart 1200 of Regulation S-K.

Executive Compensation, page 9

Comment/Observation No. 3.  Please expand your disclosures to address the following:

•	Your Form 10-K does not incorporate by reference to your Definitive Proxy Statement;

•	In response to comment 5, you describe the compensation arrangement with three other entities pursuant to the Shared Services Agreement provided as Attachment B;

•	Director compensation for past three fiscal years appears inconsistent in your Form 10-K (page 25) and Definitive Proxy Statement (page 19).

Response to Comment/Observation No. 3.  The first observation set forth above is confusing as it is generally not appropriate to incorporate by reference to a Definitive Proxy Statement unless the Definitive Proxy Statement is filed within 120 days after the end of the fiscal year to which it is applicable; if that is not done then the Registrant is required to include Part III in its Form 10-K.  NCE’s 2011 Form 10-K includes a Part III; its Definitive Proxy Statement for the annual meeting occurring after the end of fiscal year 2011 was not filed until October 30, 2012 for an annual meeting held on November 29, 2012.  If the observation is a reference to inconsistent statements between Part III of NCE’s 2011 Form 10-K and its Proxy Statement dated October 30, 2012, NCE’s 2011 Form 10-K at Page 25 contains typographical errors relating to the fees/total compensation paid to four of the five directors of NCE.  Each non-employee director currently receives an annual retainer of $2,500 plus a meeting fee of $2,000 plus reimbursement for expense.  During the 2011 fiscal year, each of the four non-employee directors were paid the annual retainer of $2,500 plus $2,000 for each of four meetings for an overall total of $10,500 each or an aggregate total of $42,000.  The description of such fees and total compensation will be correct in the 2012 Form 10-K.

Prior Response to Comment/Observation No. 5 includes a historical description of certain arrangements.  Attachment B to such prior Response is a Shared Services Agreement effective December 31, 2010 which speaks for itself but is generally described in the prior Response to Comment/Observation No. 5.  NCE would suggest that it would be more appropriate to include such expanded description in its 2012 Form 10-K rather than an additional amendment to the 2011 Form 10-K.  NCE would request deferral or abatement of this concept to its 2012 Form 10-K which will be filed within approximately fifty days.

Comment/Observation No. 4.  Please specify the approximate portion of time that your sole officer is allocating to the company’s operations.  We note that in response to comment 5, you state that he also serves at three other entities in a similar capacity.

Response to Comment/Observation No. 4.  It is not possible to specify the amount of time the sole officer spends on NCE’s operations.  He does not keep time records or operate under any special allocation arrangement, simply doing what is necessary with respect to each task.  The other three entities where he serves in a somewhat similar capacity have additional staff which NCE does not have.  At the time of original determination of the compensation arrangement which evolved over time, the three entities agreed to reimburse NCE for one-half of the gross compensation and related expenses of the sole NCE officer; that arrangement is embodied in the Shared Services Agreement effective December 31, 2010 which is Attachment B to the October 8, 2012 Response.

Certain Relationships and Related Transactions, and Director Independence, page 26

Comment/Observation No. 5.  Expand your disclosures to incorporate your response to prior comment 5.  Also, please clarify whether Pillar Income Asset Management is affiliated with Prime Income Asset Management, Inc. (PIAMI).  Refer to Item 404(d) of Regulation S-K.

Response to Comment/Observation No. 5.  In future filings beginning with the NCE 2012 Form 10-K, the disclosure will be expanded to incorporate our Response to prior Comment No. 5.  Pillar Income Asset Management, Inc. and Prime Income Asset Management, Inc., while separate Nevada corporations, are each owned by the same Nevada corporation and therefore may be deemed to be controlled by or under common control with such parent corporation of each which would render Pillar Income Asset Management, Inc., an affiliate of Prime Income Asset Management, Inc.

Exhibit 32.1 Certification required by Section 1350 of Chapter 63 of Title 18 of the United States Code

Comment/Observation No. 6.  Provide the missing certifications noted in prior comments 9 and 11 in amendments to your annual report and subsequent interim reports.

Response to Comment/Observation No. 6.  The missing certifications noted in prior Comment Nos. 9 and 11 can be included in any required amendments to the 2011 Form 10-K (for which we request relief and deferral) and any subsequent interim reports.

Definitive Proxy Statement on Schedule 14A

Certain Relationships and Related Transactions, page 20

Comment/Observation No. 7.  Please clarify your relationship and describe the nature of your arrangement with the “related parties” that provide you accounting services.

Response to Comment/Observation No. 7.  No “related party” provides NCE with “accounting” services.  However, since April 2011, Pillar Income Asset Management, Inc. (“Pillar”) has provided certain services to NCE and its subsidiaries including various administrative services such as payroll assistance, insurance assistance, supplies and other operational matters for which NCE has paid funds to Pillar.  Accounting services are provided by NCE to IOT, TCI and ARL through Gene S. Bertcher, an employee of NCE and under the Shared Services Agreement effective December 31, 2010 and the collective group of IOT, TCI and ARL reimburse NCE for one-half of the gross compensation and related expenses of Bertcher at NCE.

Form 10-Q for the Fiscal Quarter ended June 30, 2012

Management’s Discussion and Analysis, page 11

Comment/Observation No. 8.  Please note that the disclosure revisions proposed in response to prior comment 10 should be provided in an amendment to your second quarter interim report.

Response to Comment/Observation No. 8.  Following delivery of the Response to prior Comment No. 10 relating to disclosure provisions with respect to the Form 10-Q for the quarter ended June 30, 2012, NCE prepared and filed its Form 10-Q for the quarter ended September 30, 2012 which included disclosure similar to that proposed in Response to prior Comment No. 10.  As that disclosure has effectively been made, NCE hereby requests waiver of the requirement to file an amendment to the second quarter 2012 Form 10-Q and NCE will commit to provide this type of disclosure in all the future filings of Forms 10-Q.

Prolog

The Responses to Comment/Observation Nos. 1, 3, 5, 6 and 8 above are items which generally should be included in an Amendment to either NCE’s 2011 Form 10-K or NCE’s Form 10-Q for the second quarter ended June 30, 2012.  With respect to the items which should be included in an Amendment to the 2011 Form 10-K, NCE hereby requests the Staff waive and abate any requirement to amend the 2011 Form 10-Q at this time as NCE’s 2012 Form 10-K will be filed within 50 to 60 days and NCE will commit to include corrections or amplifications as necessary for all of the items included in Responses to Comment/Observation Nos. 1 through 7 above in NCE’s 2012 Form 10-K.  NCE does not dispute that typographical errors were made or items should have been further amplified in its 2011 Form 10-K.  NCE’s request is simply one which seeks to avoid the additional cost and expense of the preparation and filing of an Amendment to the 2011 Form 10-K at this time as it is close in time to the normal preparation and filing of the NCE 2012 Form 10-K.

With respect to an Amendment to NCE’s Form 10-Q for the quarter ended June 30, 2012 (Response to Comment/Observation No. 8), NCE again requests waiver and abatement of any requirement to amend same as the appropriate disclosure similar to that proposed was included in NCE’s Form 10-Q for the third quarter ended September 30, 2012.  NCE also commits that it will provide a similar type disclosure in all future filings of Forms 10-Q.

For the reasons set forth above, NCE requests acknowledgment from the Staff of a waiver and abatement of any requirement to file Amendments to the 2011 Form 10-K or NCE’s second quarter Form 10-Q for the quarter ended June 30, 2012.